FraserPapers

FILE No. 82-34837

November 2, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 09 2006
WASH. D.C.
190

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Early Warning Report dated August 11, 2006 in respect of the acquisition of additional securities and the increase in percentage of outstanding securities held by Brookfield Asset Management Inc.;
2. Press Release dated October 12, 2006 as to the temporary shutdown of New Brunswick sawmills;
3. Press Release dated October 27, 2006 as to third quarter financial results;
4. Management's Discussion and Analysis for the third quarter ended September 30, 2006;
5. Interim consolidated financial statements for the third quarter ended September 30, 2006;
6. Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer) in respect of the third quarter of 2006; and
7. Form 52-109F2 – Certification of Interim Filings (Senior Vice President, Finance and Chief Financial Officer) in respect of the third quarter of 2006.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

06018582

PROCESSED
NOV 21 2006
THOMSON
FINANCIAL

by: [signature]
Marina Mueller
Assistant Corporate Secretary

11/20

Enclosures

Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

1. **Name and Address of Offeror:**

Brookfield Asset Management Inc. (**"Brookfield"**)
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

Brascade Corporation (**"Brascade"**)
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On August 9, 2006, Brookfield, through its subsidiary Brascade, acquired 600,000 common shares ("Common Shares") of Fraser Papers Inc. ("Fraser Papers"), representing approximately 2% of the outstanding Common Shares.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:**

Together with the 13,639,596 Common Shares previously owned, Brookfield beneficially owns 14,239,596 Common Shares, representing approximately 48% of the outstanding Common Shares, through Brascade.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:**

a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

Brookfield and Brascade have ownership and control over all the Common Shares referred to in paragraph 3.

b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

None.

c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

None.

5. **The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:**

The Toronto Stock Exchange.

6. **Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Brookfield and Brascade have no current intention to sell or acquire additional Common Shares but may do so depending upon market circumstances.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:**

Not applicable.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

Dated at Toronto, Ontario the 11th day of August, 2006.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Brian D. Lawson

Name: Brian D. Lawson
Title: Managing Partner and Chief Financial Officer

BRASCADE CORPORATION

/s/ Bryan K. Davis

Name: Bryan K. Davis
Title: Vice-President and Treasurer

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of its NB Sawmills

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (October 12, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) today announced the temporary shutdown of its two sawmill operations located in Plaster Rock and Juniper, New Brunswick, beginning October 14, 2006, due to weak market conditions. The company expects the shutdown to be two weeks in duration depending on market conditions. This temporary shutdown affects approximately 340 employees.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:

Pierre McNeil
Senior Vice President
Human Resources and Wood Products
(416) 359-8636
pmcneil@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expects", "depending" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE FraserPapers

Fraser Papers Reports Third Quarter Financial Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (October 27, 2006) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the third quarter ended September 30, 2006. Operating results improved to breakeven on an EBITDA basis with higher selling prices and lower costs in the Company's pulp and paper operations offset by losses in its lumber mills. After interest, depreciation, amortization and a tax recovery, the Company reported a loss of $6 million or $0.21 per share compared to a loss of $5 million or $0.16 per share in the third quarter of 2005.

QUARTERLY PROGRESS HIGHLIGHTS

- Pulp and paper operations generated $5 million EBITDA, an increase of $15 million from the second quarter of 2006, reflecting higher prices in the current period and $6 million of maintenance costs relating to outages incurred in the previous quarter at the Company's Edmundston pulp mill. Lumber operations lost $5 million EBITDA during the quarter on sharply lower prices combined with the impact of market-related shutdowns.

- Realized average price increases of $36 per ton, compared to the second quarter, across total paper shipments of 151,000 tons due to price and mix improvements. Growth in the Company's specialty financial printing and hi-bright groundwood grades continued.

- Improved prices for hardwood kraft of $24 per tonne were realized during the quarter and $83 per tonne compared to the third quarter of 2005 as market conditions improved and the Company began to fully benefit from cost reductions and synergies achieved from the previously announced rationalization of its pulp capacity.

- Achieved a $31 per ton or 3% reduction in cash production costs at the Company's East Papers manufacturing operations during the quarter. The reduction was achieved substantially through lowering overall fibre costs. Higher production at the Company's sulphite pulp mill in Edmundston provided the opportunity to reduce purchases of higher cost softwood kraft. Cash costs also improved at its Thurso pulp mill, falling $19 per tonne to $480 per tonne on higher throughput.

- Lumber prices weakened dramatically during the quarter leading to downtime at the Company's Canadian lumbermills. Subsequent to the quarter end, Fraser announced additional market-related downtime at the two mills for a minimum of two weeks each.

Fraser Papers achieved breakeven EBITDA for the third quarter ended September 30, 2006 compared with negative $1 million in the same period of 2005, an improvement of $3 million after adjusting for the results from the Company's previously owned timberland operations. On a year-to-date basis, EBITDA of negative $7 million was recorded, compared to EBITDA of $11 million recorded in 2005. The 2006 results included EBITDA of $2 million from the Company's timber operations, compared to

$10 million in 2005. The Company completed the sale of its timber operations in the first quarter of 2006.

For the third quarter ended September 30, 2006, Fraser Papers reported a loss of $6 million or $0.21 per share compared to a loss of $5 million or $0.16 per share in the third quarter of 2005. The quarterly loss represents a $12 million improvement over the second quarter of 2006 when the Company took 17 days of maintenance related downtime at its pulp mill in Edmundston, New Brunswick. On a year-to-date basis, the Company generated a net loss of $102 million, or $3.46 per share versus $7 million or $0.23 per share in 2005. 2006 results include charges of $157 million related to investment write-offs and plant closures, offset by a gain of $71 million on the sale of the Company's timberland operations in New Brunswick. In 2005, the Company recorded a $46 million gain on the sale of its timberland operations in Maine and a $41 million asset impairment charge.

"During the period, we realized higher prices across all paper grades, and our operations performed better following extensive maintenance downtime in the second quarter. Results from our pulp operations improved as well, benefiting from the internal rationalization of our hardwood pulp capacity and higher market prices. Despite this, we haven't made the kind of progress we need to, in part because of a weak lumber market, but largely because we have not yet captured the full potential from our existing asset base. As we look ahead, we need to achieve better operating performance in all our operations," said Dominic Gammiero, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

	Three months ended		Nine months ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Sept 30, 2006	Oct 1, 2005	Sept 30, 2006	Oct 1, 2005
EBITDA	$ —	$ (1)	$ (7)	$ 11
Earnings / (Loss)	$ (6)	$ (5)	$ (102)	$ (7)
Per share	$ (0.21)	$ (0.16)	$ (3.46)	$ (0.23)

VALUE CREATING INITIATIVES

Cost Reduction and Margin Improvement

Shipments of specialty packaging and printing papers improved by 8% in the third quarter as compared with the same quarter of 2005. This growth has displaced shipments of commodity uncoated freesheet grades, which have declined 35% compared with the same quarter of 2005. These product mix improvements supported higher realized prices for the Company's paper products of $76 per ton and EBITDA improvements of $2 million compared to the third quarter of 2005. During the quarter, cash costs per ton of paper were reduced by $31 per ton or 3% at the East Papers operations, after adjusting for the maintenance downtime in the second quarter. The improvement was partly offset by higher cash costs at the Gorham paper mill.

Achieved prices for NBHK pulp increased $24 per tonne in the quarter. As a result of the closure of the Berlin pulp mill in the second quarter of 2006, the Company has been able to consolidate its pulp sales position. This resulted in improved net price realizations of $83 per tonne compared to the third quarter of 2005, due in part to the elimination of lower margin export sales. Benchmark NBHK pricing improved $70 per tonne over the same period. The Company is now in balance with respect to its net kraft pulp requirements and hedged against future declines in the market price for kraft pulp. Further, cash costs per tonne of pulp produced at the Company's Thurso pulp mill were reduced by $19 per tonne or 4% during the third quarter, to $480 per tonne.

Market Focus and Competitive Advantage

The Company competes in specific freesheet and groundwood market segments with a focus on specialty packaging and lightweight printing papers. These products are manufactured to exacting technical specifications required by our customers and build upon the breadth of capabilities of Fraser Papers' 13 paper machines in two locations. Approximately 65% of the Company's annual production of 675,000 tons are in these strategic market segments today.

The Company is focused on growing market share in these products, including food and other consumer packaging grades, financial printing and other lightweight freesheet papers, hi-bright groundwood and ultra-lightweight coated groundwood papers. The Company will continue to offer superior service and responsive product development to meet its customers needs in these areas.

For the nine months ended September 30, 2006, approximately 10% of the paper shipped was made up of products developed within the last two years. These new products have provided the opportunity to displace approximately 22,000 tons of lower margin business.

Growth Opportunities

Fraser Papers is currently negotiating the acquisition of Katahdin Paper Company LLC ("Katahdin") from Brookfield Asset Management Inc. ("Brookfield") (TSX/NYSE:BAM). Katahdin, which Fraser currently manages under contract for Brookfield, is an integrated producer of groundwood specialty papers, located in central Maine. This potential acquisition is consistent with Fraser Papers' stated strategy of focusing on select markets where Fraser Papers can establish sustainable competitive advantage.

During the third quarter, Katahdin shipped 58,800 tons of directory papers and 45,500 tons of super-calendered (SCA) paper. Katahdin's directory business has a full order backlog for the fourth quarter and prices remain firm. Third quarter sales of SCA paper were negatively impacted by seasonal softness, however orders and prices have since recovered.

EXECUTIVE ANNOUNCEMENT

The Board of Directors approved the appointment of J. Peter Gordon, currently the Senior Vice President, Finance and Chief Financial Officer, as President, effective October 27, 2006, reporting to Dominic Gammiero, Chief Executive Officer. Mr. Gordon joined Fraser Papers January 1, 2006 and has been actively involved in the Company's operating and financial turnaround initiatives since that time.

OUTLOOK

North American paper prices increased strongly during the first three quarters of 2006, but momentum appears to be slowing as the impact of previously announced capacity reductions have been absorbed by the market. On a seasonal basis, the fourth quarter also tends to have lower demand particularly around the year-end period. However, Fraser Papers expects to benefit from announced price increases in its specialty printing and packaging grades which become effective over the fourth quarter and the beginning of the first quarter of 2007. The Company has scheduled a seven day shutdown at its cogeneration facility in Edmundston, New Brunswick during the fourth quarter, which is expected to impact operating costs by $2 million during the quarter as a result of additional maintenance costs and higher oil usage. Improved operating performance at the paper operations of the East Papers complex remains a priority and is expected to partially offset these costs during the upcoming quarter.

In October, a number of South American eucalyptus pulp producers announced price increases for the fourth quarter as a result of strong global demand for hardwood pulp. If successful, these price

announcements should support firm pricing for northern bleached hardwood kraft pulp into 2007. The pulp mill in Thurso, Quebec is currently shutdown for annual maintenance and will restart during the week of November 6, 2006. The impact of this shutdown on fourth quarter results is forecast to be $4 million.

Lumber markets are expected to remain weak in the near future due to slower construction activity in the United States and adequate supply. Should prices not improve, it is anticipated that the current closures in effect at the Company's two Canadian sawmills will have to be extended during the fourth quarter. With significant sawmill closures elsewhere in eastern Canada, the Company is closely monitoring the availability and price of sawmill chips used for the production of sulphite pulp at its Edmundston mill.

THIRD QUARTER CONFERENCE CALL

Fraser Papers' third quarter investor conference call can be accessed by teleconference on Monday, October 30, 2006 at 10:00 a.m. (Eastern time) by dialing toll free 1-888-789-0150 or 416-695-6622. The call will be archived through December 15, 2006 and can be accessed by dialing toll free 1-888-509-0081 or 416-695-5275 passcode 631913. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the Company's possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "will", "believe," "expect," "anticipate," "intend," "estimate", "outlook", "foresee", "forecast", "are", "may", "could" and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 27, 2006

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto for the period ended September 30, 2006 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2005. In this MD&A, "Fraser Papers" means Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by way of a significant shareholding in the Company) and all of its subsidiaries.

EBITDA, net debt, and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

OVERVIEW

Along with the rest of the North American pulp and paper industry, Fraser Papers began the year facing unprecedented input cost pressures from high fibre, energy and chemicals. In addition, those companies, like ours, with Canadian based assets but whose primary market is located in the United States, also felt the negative impact of a stronger Canadian dollar on their margins. The consequences of this difficult business environment have been dramatic and widespread but, in the longer term, necessary for the industry to return to acceptable levels of profitability. Over the last 12 months, there has been a significant rationalization in the hardwood and softwood pulp segments combined with similar actions in the freesheet and groundwood paper segments. With reduced supply and stable demand, market prices have responded, providing the opportunity for the industry to begin to generate acceptable product margins that reflect the capital invested in the industry.

Over the past 18 months at Fraser Papers, we shut our highest cost pulp mill; sold our timberlands at attractive valuations using a portion of the proceeds to pay down debt to a conservative but sustainable level; took the necessary charges related to an unprofitable investment position in a former paper division; and began to refocus and improve our core specialty paper business. During this period of change within our industry, we are also looking to grow our business by seeking opportunities where there are potential synergies with our existing business.

These recent actions are all consistent with our long term business strategy which involves:

- focusing on products where Fraser Papers has or can develop a sustainable competitive advantage;
- further reducing costs and improving performance at each of our operations;
- repositioning assets to surface additional value to shareholders;
- building the business selectively and opportunistically, based on value; and

- enhancing equity returns by maintaining an appropriate level of financial leverage at the lowest cost.

Our results for the recent quarter were breakeven on an EBITDA basis, a modest improvement from the EBITDA loss of $1 million from the third quarter of 2005 but significantly better than the negative $9 million generated in the second quarter of 2006. These results, though improved by way of higher prices for our paper products over last quarter, are still below acceptable levels and reflect the recent decline in lumber prices that has forced us to take market-related downtime at our Canadian sawmills, and the continuing cost pressures from high fibre, energy and chemical prices and the strength of the Canadian dollar.

COST REDUCTION AND MARGIN IMPROVEMENT INITIATIVES

In order to provide adequate results for our shareholders, we recognize that we must achieve benchmark performance across all our operations including throughput, process efficiencies and lowest possible cost structure in order that we can produce papers that we can sell successfully into growing market segments. The Company has had a margin improvement program in place for many years which has successfully reduced costs. Over the past 24 to 36 months, rising input costs have generally offset margin improvement initiatives across the Company.

	Three months ended			Nine months ended	
	Sept 30 2006	Jul 1 2006	Oct 1 Sep 2005	**t 30 2006**	Oct 1 2005
Paper operations ($ per ton)					
Average cash cost(1)	**885**	915	823	**880**	817
EBITDA Margin	**26**	(42)	12	**—**	4
Pulp operations ($ per tonne)					
Average cash cost(1)	**480**	520	498	**505**	469
EBITDA Margin	**16**	(43)	(55)	**(30)**	(28)
Lumber operations ($ per Mmbfm)					
Average cash cost(1)	**332**	309	313	**323**	315
EBITDA Margin	**(52)**	9	—	**(10)**	21

(1) See "Definitions" Section.

The margin improvement program had meaningful results in the quarter of $18 million. Our margin improvements were derived primarily from improved sales product mix from strategic initiatives and improved energy usage. Volume improved significantly from the second quarter when we took downtime at our lumber mills and East Papers operations. Unfortunately, these margin improvements served to only partly offset significant cost pressures from energy, chemical costs and the continuing strength of the Canadian dollar. On a year-to-date basis, these cost pressures negatively affected our results by $34 million when compared to the nine months of 2005. The margin improvements for 2006 are geared towards the last half of the year with the benefits of the Berlin pulp mill shutdown and continued focus on improving our product mix. The margin improvement program is expected to meet the target of $29 million for the year.

PRE-TAX US$ MILLIONS		2006 Margin Improvements (YTD)		2006 Targets (Year)
Sales Mix Optimization	$	16	$	14
Volume Improvement		1		11
Fibre / Chemical Optimization		—		6
Energy Usage		8		6
Other		(3)		(8)
Total	$	22	$	29

Closure of Berlin Pulp Mill

In April 2006, Fraser Papers permanently shut its 227,000 tonne per year hardwood kraft pulp mill in Berlin, New Hampshire. Operating costs which had averaged $540 per tonne of pulp in the first quarter of 2006 were uncompetitive. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with the elimination of lower margin export sales and a resultant improvement in the average realization on sales from the Company's pulp mill in Thurso, Quebec. Subsequent to September 30, 2006, Fraser Papers sold the assets relating to the Berlin mill including the property, plant and remaining equipment for proceeds of $3 million.

MARKET FOCUS AND COMPETITIVE ADVANTAGE

We compete in specific market segments where we can deploy our capability in manufacturing lightweight freesheet and groundwood papers for a number of specialty applications with a focus on printing and consumer packaging. Typically, these discrete market segments are small relative to the broader North American commodity market and are a match for our paper machine capacities. The particular markets that we are currently focused on are between 100,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 65% of our annual production of 675,000 tons are in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These markets utilize food and other consumer packaging grades, financial printing and other lightweight freesheet papers, hi-bright groundwood and ultra-lightweight coated groundwood papers.

Fraser Papers achieved 8% growth in its specialty freesheet papers business in the third quarter of 2006 as compared with the same period in 2005 specifically through increased volumes of lightweight opaque grades for financial printing applications. In the quarter, shipments of commodity uncoated freesheet grades declined by 35% over 2005 levels as Fraser Papers exited lower margin grades and opportunities. Over the quarter, increased sales of added value, hi-bright specialty groundwood papers also enhanced margins. These product mix improvements supported higher realized prices for Fraser Papers' paper products of $36 per ton for the third quarter of 2006 compared with the second quarter. Compared to the third quarter of 2005, average price realizations have improved 9%.

ASSET REPOSITIONING INITIATIVES

Gain on sale of New Brunswick Timberlands

On January 31, 2006, Fraser Papers sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Net proceeds were $125 million, including $94 million in cash and $31 million of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the fund, or a 22% interest in the Fund on a fully diluted basis. The sale of the NB Timberlands assets resulted in a gain of $71 million.

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers retained the right to purchase fibre, in amounts approximately equal to its historical consumption, for a period of up to 20 years at prevailing market prices.

Smart Papers Restructuring
During the first quarter of 2006, Fraser Papers recorded a charge of $107 million relating to the Chapter 11 filing of Smart Papers LLC and its affiliates ("Smart Papers").

During the third quarter, Fraser Papers completed the sale of the boiler previously leased to Smart Papers to a third party. The total proceeds of $4 million will be payable in installments over seven years and include contingent consideration of $1 million. Fraser Papers will recognize such proceeds when received. During the third quarter of 2006, Fraser Papers received less than $1 million of proceeds from the sale.

GROWTH INITIATIVES

Acquisition of Katahdin Paper Company LLC
Fraser Papers is currently negotiating the acquisition of Katahdin Paper Company LLC ("Katahdin") from Brookfield. Katahdin, which Fraser Papers currently manages under contract for Brookfield, is an integrated producer of groundwood specialty papers located in central Maine. This potential acquisition is consistent with Fraser Papers' stated strategy of focusing on select markets where Fraser Papers can establish sustainable competitive advantage.

During the quarter, Katahdin shipped 58,800 tons of directory papers and 45,500 tons of super-calendered (SCA) paper. Katahdin's directory business has full order backlog for the fourth quarter and prices remain firm. Third quarter sales of SCA paper were negatively impacted by seasonal softness, however orders and prices have since recovered.

As Brookfield is a significant shareholder of the Company, any proposed acquisition would qualify as a related party transaction under Canadian securities regulations. The board of directors of the Company has established a special committee, comprised entirely of directors independent of Brookfield, to evaluate the potential acquisition of Katahdin. Management is working with the special committee and their advisors to evaluate the proposed transaction.

FINANCIAL INITIATIVES TO ENHANCE SHAREHOLDER RETURNS

Purchase and repayment of senior notes
During the first six months of 2006, the Company made market purchases totaling $30 million of its 8.75% senior unsecured notes for total cash consideration of $26 million. During the second quarter of 2006, the Company repaid $52 million of notes held by the public and cancelled $14 million of notes held by Fraser Papers.

No further purchases were made in the third quarter and Fraser Papers continues to hold $16 million of notes which have not been cancelled but have been netted against long-term debt of $68 million on the consolidated balance sheet. At September 30, 2006 Fraser Papers' net debt to net debt plus equity stood at 10%, which is amongst the lowest in the paper industry.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (loss)	Earnings (loss) per share (basic & diluted)
2006			
3rd Quarter	**$ 185**	**$ (6)**	**$ (0.21)**
2nd Quarter	208	(18)	(0.61)
1st Quarter	216	(78)	(2.64)
2005			
4th Quarter	$ 219	$ (22)	$ (0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10
2004			
4th Quarter	$ 257	$ (21)	$ (0.70)

OPERATING RESULTS

Net sales for the third quarter of 2006 were $185 million, as compared to $226 million in the third quarter of 2005. The decrease was mainly attributable to the sale of the paperboard operations in 2005, the sale of the NB Timberlands in January 2006, and the permanent closure of the Berlin pulp mill in April 2006. After adjusting for these divestitures and the closure, net sales were down by 6% compared to the same quarter of 2005 due to increased internal pulp shipments and lower lumber prices offset by increased uncoated freesheet and pulp pricing.

As compared to the second quarter of 2006, net sales were down 11% due to reduced external pulp shipments as a result of the Berlin pulp mill closure and lower lumber prices. Paper operation revenues were down marginally compared to the second quarter of 2006 due to seasonally higher production of financial printing papers in the second quarter.

Following the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During the first quarter and prior to the sale of the NB Timberlands, the Company's results included results from timberlands operations for the period up to January 31, 2006.

Net sales by segment in the third quarter of 2006, the second quarter of 2006 and the third quarter of 2005 were as follows:

US$ MILLIONS	Q3 2006	Q2 2006	Q3 2005
Paper	**$ 185**	$ 208	$ 215
Timber	**n/a**	n/a	18
Inter-segment	—	—	(7)
Total	**$ 185**	$ 208	$ 226

EBITDA was breakeven in the third quarter of 2006. In the third quarter of 2005, EBITDA was negative $1 million.

EBITDA by segment was as follows:

US$ MILLIONS	Q3 2006	Q2 2006	Q3 2005
Paper	$ —	$ (9)	$ (3)
Timber	n/a	n/a	2
Total	**$ —**	$ (9)	$ (1)

Compared to the second quarter of 2006, the improvement in EBITDA is primarily due to improved paper and pulp market conditions and reduced maintenance at our East Papers operation. Overall operating performance also improved, benefiting from the scheduled and unplanned outages taken at the Company's East Papers operation in the second quarter. Gains, however, were partly offset by the impact of weaker lumber markets. The combined effect of second quarter planned and unplanned maintenance outages and market downtime negatively impacted EBITDA in the second quarter by $7 million.

Realized paper prices improved in the third quarter primarily in the commodity printing and writing products due to improved market conditions. Prices for Fraser Papers' northern bleached hardwood kraft ("NBHK") pulp also rose. Improvements in pulp and paper pricing were offset by a number of negative items. Lumber pricing continued to decline and negatively affected EBITDA in the third quarter by $3 million relative to the second quarter. The combined effect of higher chemical and energy costs and the continued strength of the Canadian dollar resulted in an estimated $9 million increase in costs, as compared to the third quarter of 2005. For the nine months ended September 30, 2006, these items contributed cost increases of $34 million compared to the same period last year. (See discussion in "Business Segments")

Depreciation expense was $8 million in the quarter, as compared to $9 million in the comparable period in 2005. The decrease in depreciation is mostly due to the divestitures completed in 2005 and the $40 million impairment charge recorded against the Thurso pulp mill assets in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows
During the quarter, cash flow from operations after changes in working capital was an outflow of $15 million as compared to $21 million during the same quarter of 2005. The decrease in operating cash outflows as compared to the same quarter of last year is primarily due to lower seasonal working capital requirements. Lower working capital requirements in 2006 are the result of closed and sold operations.

Net debt and Capital Resources
On March 15, 2005, the Company issued $150 million senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During the first nine months of 2006, following the repurchases and repayments of the notes, the Company reduced its total long-term debt by $82 million, resulting in a net debt to net debt plus equity ratio of 10%.

The Board of Directors approved an increase in Fraser Papers' line of credit to $90 million on more favourable terms. The increased line and current cash balances provide liquidity for future growth initiatives, including the acquisition of Katahdin.

CAPITAL INVESTMENTS

Year to date capital investments totalled $9 million, significantly below the $47 million recorded in 2005 when Fraser Papers invested $34 million to buy out a lease related to an electrical cogeneration facility. During the third quarter, Fraser Papers invested $2 million on upgrades to our Juniper sawmill.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $9 million in the third quarter of 2006, an increase of $1 million from the comparable period in 2005. The increase is due to maintenance of minimum funding levels under certain pension regulations. The Company is currently in discussions with regulatory agencies regarding funding requirements for certain of its pension plans. If regulatory approval is obtained, the Company expects that funding requirements for the rest of the year to be lower than the third quarter. If regulatory approval is not obtained there may be a one-time, retroactive payment of approximately $4 million, in addition to our scheduled funding. (See discussion in "Forward-looking Information")

Benefit plan expense for the quarter was $5 million as compared to $4 million in the comparable quarter in 2005. The increase in expense is due to the effect of changes in actuarial assumptions, including mortality tables, and restructuring charges. For the first nine months of 2006, benefit plans expense was $16 million as compared to $10 million in the same period of 2005. The prior year expense was net of $4 million of curtailment gains as a result of asset sales. The remainder of the increase is mostly the result of changes in mortality tables and other actuarial assumptions.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of September 30, 2006:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 68	$ —	$ —	$ —	$ 68
Operating leases	2	1	1	—	—
Purchase obligations	38	27	11	—	—
Total contractual obligations	$ 108	$ 28	$ 12	$ —	$ 68

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials and certain capital projects.

At the time of the reorganization of Norbord Inc. ("Norbord") and the transfer of its interest in paper, pulp, lumber and timber assets to Fraser Papers, Norbord continued to provide guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At September 30, 2006, the

maximum potential amount of the obligations guaranteed was estimated to be $8 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar denominated cash flows. At September 30, 2006, Fraser Papers had outstanding pulp swap agreements to deliver 6,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. As at September 30, 2006, the unrealized loss on these swaps is $1 million. During the third quarter, the Company realized a loss on these swaps of $1 million.

During the nine months year-to-date, Fraser Papers entered into futures contracts to deliver lumber at fixed prices realizing a gain of less than $1 million. There were no outstanding lumber futures at September 30, 2006.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar denominated liabilities and certain Canadian dollar cash flows. In 2006, the Company has recognized $1 million of losses on these contracts. At September 30, 2006, the unrealized gains on these contracts amounted to $1 million.

BUSINESS SEGMENTS

As a result of the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During 2005, Fraser Papers reported the results of its Timber operations in a separate segment.

Paper Segment

The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility and four sawmills. Products include specialty packaging and printing papers, other freesheet papers, groundwood papers, and towel, as well as hardwood pulp and softwood lumber. The Paper segment sales accounted for 100% of Fraser Papers' net sales in the third quarter of 2006 and 95% of the net sales in the third quarter of 2005. After the sale of the NB Timberlands in January 2006, all of Fraser Papers' remaining operations are in the Paper segment.

The following is a summary of financial information for the Paper segment:

	Three months ended		Nine months ended	
US$ MILLIONS	Sept 30 2006	Oct 1 2005	Sept 30 2006	Oct 1 2005
Net sales	$ 185	$ 215	$ 605	$ 668
EBITDA(1)	—	(3)	(9)	1
Depreciation	8	9	24	29
Capital investments	4	5	9	47

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: Specialty Packaging, Specialty Printing, Other Freesheet Papers, Specialty Groundwood, Lightweight Coated Groundwood, and Towel.

	Three months ended			Nine months ended	
	Sept 30 2006	Jul 1 2006	Oct 1 2005	**Sept 30 2006**	Oct 1 2005
Sales (US$millions)	**141**	151	141	**439**	421
EBITDA (US$millions)	**4**	(7)	2	**—**	2
EBITDA ($ per ton)	**26**	(42)	12	**—**	4
EBITDA margin[2]	**3%**	(5%)	1%	**0%**	0%
Shipments (000 tons)[1]					
Specialty packaging	**13**	14	12	**42**	40
Specialty printing	**71**	81	66	**229**	209
Other freesheet papers	**20**	19	31	**62**	77
Specialty groundwood	**26**	28	31	**81**	87
Lightweight coated groundwood	**11**	15	15	**43**	50
Towel	**10**	9	10	**29**	28
	151	166	165	**486**	491
Average Revenue Realized ($ per ton)[1]					
Specialty packaging	**1,198**	1,174	1,126	**1,171**	1,138
Specialty printing	**961**	933	929	**938**	917
Other freesheet papers	**856**	825	700	**809**	714
Specialty groundwood	**798**	758	703	**762**	694
Lightweight coated groundwood	**808**	748	912	**786**	867
Towel	**780**	769	737	**775**	715
Weighted Average ($ per ton)	**921**	885	845	**890**	847
Average Cash Operating Cost ($ per ton)	**885**	915	823	**880**	817
Reference Prices ($ per ton)[3]					
50# offset rolls	**847**	835	697	**810**	714
34# no. 5 rolls	**962**	992	1,020	**988**	975
22.1# white directory	**725**	720	675	**720**	675

(1) 2005 volumes exclude divested Midwest and Paperboard operations.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Reference prices are from Resource Information Systems, Inc. (RISI).

Market conditions continued to improve for most of the paper products. Strengthened demand and improved pricing for uncoated freesheet continued in the third quarter; however, there are signs that momentum is slowing. Average benchmark pricing for uncoated freesheet (50# offset rolls) improved by 1%, or $12 per ton, over the previous quarter to a level of $847 per ton. While Fraser Papers' other freesheet papers trend with the benchmark grade, Fraser Papers' specialty packaging and printing papers tend to display more stable pricing reflecting the contractual nature of the business.

Fraser Papers' marketing strategy is to focus on targeted market segments where we can have leadership and influence, matching our technical competencies for lightweight papers and technical

specialty grades. Fraser Papers has approximately 65% of its paper sales that fit this description, and the strategy is to transition the balance into new or existing market segments.

Specialty packaging papers are used for food packaging which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging papers has grown 5% for the year 2006 compared to 2005.

Specialty printing papers includes products that are characterized by tight technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Growth in this product line has been 10% for the nine months year-to-date, compared with 2005.

Other freesheet papers include a number of commodity uncoated freesheet grades. The 2006 volume of printing & writing grades declined by 19% over 2005 levels as Fraser Papers narrows its focus on packaging and specialty papers products in strategic markets. These products are a key focus of our efforts to bottom-slice unprofitable grades and customers.

Our groundwood operations had mixed results in the third quarter. Improved demand and pricing for specialty groundwood continued in the third quarter. Average benchmark pricing for uncoated groundwood (22.1# white directory) improved by 1%, or $5 per ton, over the previous quarter to $725 per ton. However, weakening demand and reduced pricing for lightweight coated groundwood continued in the third quarter. Average benchmark pricing for coated groundwood (34# no. 5 rolls) declined by 3%, or $30 per ton, over the previous quarter to $962 per ton.

Fraser Papers has plans to improve the operating performance of its paper operations. Specifically, Fraser Papers is improving the throughput from its sulphite and groundwood pulp mill in Edmundston which will reduce the cost of fibre to the paper machines. Additionally, Fraser Papers is in the process of an in-depth analysis to evaluate opportunities to improve the paper machine efficiencies. These initiatives will improve the cash cost of operations for our paper operations.

Three Months ended September 30, 2006 compared to Three Months ended July 1, 2006

The paper operations had an EBITDA of $4 million in the third quarter on sales of $141 million. This was an $11 million EBITDA improvement from the previous quarter which had an EBITDA loss of $7 million on $151 million of sales. The $11 million increase in EBITDA was due to improved pricing, improved cash costs from operations and reduced maintenance outages at East Papers compared to the second quarter.

Shipments declined by 9% in the third quarter compared to the second quarter due to the weakening of some groundwood grades and the seasonal lull for financial printing.

Three Months ended September 30, 2006 compared to Three Months ended October 1, 2005

The paper operations had an EBITDA of $4 million in the third quarter on sales of $141 million. This was a $2 million EBITDA improvement from the previous year's quarter which had an EBITDA of $2 million on $141 million of sales. The $2 million increased EBITDA was primarily due to improved pricing, improved cash costs from operations and partly offset by the strong Canadian dollar and higher energy costs. The Canadian dollar averaged US$0.89 in the third quarter of 2006 compared to US$0.83 in the third quarter of 2005.

Shipments declined by 8% in the third quarter compared to the same quarter last year due to the weaker groundwood market.

Nine Months ended September 30, 2006 compared to Nine Months ended October 1, 2005

The paper operations generated breakeven EBITDA for the first nine months of 2006 on sales of $439 million. This was down from the first nine months of 2005 when Fraser Papers generated EBITDA of $2 million on $421 million of sales. The $2 million decrease in EBITDA was due to the East Papers maintenance outages in the second quarter of 2006 and the strong Canadian dollar compared to 2005 offset by improved pricing, improved cash production costs, and margin improvements. The Canadian dollar averaged US$0.88 in the nine month period of 2006 compared to US$0.82 in the nine month period of 2005.

Shipments declined by 1% for the nine month period of 2006 compared to the same period of 2005.

Pulp Operations

The pulp operation is comprised of a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed a NBHK market pulp mill in Berlin, New Hampshire.

	Three months ended			Nine months ended	
	Sept 30 2006	Jul 1 2006	Oct 1 Sep 2005	**t 30 2006**	Oct 1 2005
Sales (US$millions)	**16**	23	33	**68**	99
EBITDA (Thurso) (US$millions)	**2**	—	(3)	**1**	—
EBITDA (Berlin) (US$millions)	**—**	(2)	(1)	**(5)**	(4)
Loss on Pulp Hedge (US$millions)	**(1)**	(1)	(1)	**(2)**	(4)
	1	(3)	(5)	**(6)**	(8)
Pulp EBITDA ($ per tonne)	**16**	(43)	(55)	**(30)**	(28)
EBITDA Margin(1)	**6%**	(13%)	(15%)	**(9%)**	(8%)
Shipments (000 tonnes)(2)	**60**	69	90	**203**	284
Average Revenue Realized ($ per tonne)(2)	**528**	504	445	**498**	457
Average cash operating costs ($ per tonne)	**480**	520	498	**505**	469
Reference Price ($ per tonne)(3)					
NBHK market pulp	**675**	643	605	**642**	602

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from Resource Information Systems, Inc. (RISI) Pulp and Paper Weekly.

Market conditions continued to improve for the pulp operations. Strengthened demand and improved pricing for the NBHK market pulp continued in the third quarter. Average benchmark pricing for NBHK improved by 12%, or $70 per tonne, over the third quarter of 2005 to $675 per tonne. The pulp operation continues to see dramatic mix improvements due to the rationalization of customers after the permanent closure of the Berlin pulp mill.

Market pulp production in the third quarter of 2006 decreased 29% from the comparable quarter in 2005 due to the closure of the Berlin pulp mill. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with the elimination of lower margin export sales. The resultant improvement in the average realization is 19% or $83 per tonne over the third quarter of 2005 on sales of 60,000 tonnes of pulp.
Following the closure of Berlin pulp mill, Fraser Papers has also redirected a portion of its market pulp to internal use thereby decreasing the exposure to NBHK market pulp prices. Additionally, the closure of the Berlin pulp mill has placed Fraser Papers essentially in a balanced position for total market pulp volume which includes NBHK, Northern Bleached Softwood Kraft and Southern Bleached Softwood Kraft.

The results of our pulp operations include losses on our pulp hedges of $2 million for the current year and $4 million for last year. The hedges will expire at the end of 2006.

Three Months ended September 30, 2006 compared to Three Months ended July 1, 2006

The pulp operations generated EBITDA of $1 million in the third quarter of 2006 on sales of $16 million. This was a $4 million EBITDA improvement from the previous quarter when the pulp operations generated an EBITDA loss of $3 million on $23 million of sales. The $4 million improvement in 2006 EBITDA was due to improved pricing and improved cash costs from operations and sales mix as a result of the Berlin pulp mill closure. Cash costs of production improved 8% over the second quarter.

Shipments declined by 13% in the third quarter compared to the second quarter due to the closure of the Berlin pulp mill.

Three Months ended September 30, 2006 compared to Three Months ended October 1, 2005

The pulp operations generated EBITDA of $1 million in the third quarter of 2006 on sales of $16 million. This represented a $6 million EBITDA improvement from the previous year's quarter when the pulp operations generated an EBITDA loss of $5 million on $33 million of sales. The increased EBITDA was due to improved pricing and improved cash costs from operations and sales mix as a result of the Berlin pulp mill closure offset by the strong Canadian dollar and higher energy costs. Cash costs of production improved 4% over the same period in 2005. The Canadian dollar averaged US$0.89 in the third quarter of 2006 compared to US$0.83 in the third quarter of 2005.

Shipments declined by 33% in the third quarter of 2006 compared to the comparable period of 2005 due to the closure of the Berlin pulp mill.

Nine Months ended September 30, 2006 compared to Nine Months ended October 1, 2005

The pulp operations had an EBITDA loss of $6 million in the first nine months of 2006 on sales of $68 million. This was an improvement of $2 million EBITDA from the previous year's nine month period which had an EBITDA loss of $8 million on $99 million of sales. The $2 million increase in EBITDA was due to improved pricing and improved cash costs from operations and sales mix as a result of the Berlin pulp mill closure offset by the strong Canadian dollar and higher energy costs. Cash costs of

production increased by 8% over 2005. The Canadian dollar averaged US$0.88 in the nine month period of 2006 compared to US$0.82 in the nine month period of 2005.

Shipments declined by 29% in the first nine months of 2006 compared to the first nine months of 2005 due to the closure of the Berlin pulp mill.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in Northern Maine.

	Three months ended			Nine months ended	
	Sept 30 2006	Jul 1 2006	Oct 1 2005	**Sept 30 2006**	Oct 1 2005
Sales (US$millions)	**28**	34	34	**98**	110
EBITDA (US$millions)	**(5)**	1	—	**(3)**	7
EBITDA ($ per Mmfbm)	**(52)**	9	—	**(10)**	21
EBITDA Margin(2)	**(19%)**	3%	—	**(3%)**	6%
Shipments (Mmfbm)	**96**	106	112	**310**	327
Average Revenue Realized ($ per Mmfbm)(3)	**283**	319	308	**313**	336
Average Cash Operating Cost ($ per Mmfbm)(3)	**332**	309	313	**323**	315
Reference Price ($ per Mmfbm)(1)					
Boston SPF 2X4 #2&Btr	**350**	380	390	**375**	420

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Revenue realized and cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to deteriorate for the lumber operations. In the third quarter of 2006, average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 10% compared to the third quarter of 2005 and down 8% compared to second quarter of 2006.

The Company addressed the depressed lumber prices in the third quarter by implementing market-related shutdowns for four weeks at one of its Canadian sawmills and two weeks at the other Canadian sawmill and committing new capital investment to improve productivity. The Company has also announced market-related shutdowns at both of the Canadian sawmills for the fourth quarter.

Three Months ended September 30, 2006 compared to Three Months ended July 1, 2006

The lumber operations generated an EBITDA loss of $5 million in the third quarter of 2006 on sales of $28 million. This was a $6 million reduction from the previous quarter which had EBITDA of $1 million on $34 million of sales. The $6 million decrease in EBITDA was due to weak market conditions and market-related shutdowns at the Canadian sawmills. In addition, the results in the second quarter included a $3 million refund of anti-dumping duties paid in prior years.

Shipments declined by 9% in the third quarter compared to the second quarter due to the weakening market.

Three Months ended September 30, 2006 compared to Three Months ended October 1, 2005

The lumber operations generated an EBITDA loss of $5 million in the third quarter of 2006 on sales of $28 million. This was a $5 million reduction from the previous year's quarter which had an EBITDA of nil on $34 million of sales. The $5 million decrease in EBITDA was due to weak market conditions and the subsequent market-related shutdowns at the Canadian sawmills and the strong Canadian dollar. The Canadian dollar averaged US$0.89 in the third quarter of 2006 compared to US$0.83 in the third quarter of 2005.

Shipments declined by 14% in the third quarter compared to the third quarter of 2005 due to the weakening market.

Nine Months ended September 30, 2006 compared to Nine Months ended October 1, 2005

The lumber operations had an EBITDA loss of $3 million for the first nine months of 2006 on sales of $98 million. This was a reduction of $10 million from the first nine months of 2005 when the lumber operations generated EBITDA of $7 million on $110 million of sales. The $10 million decrease in EBITDA was due to weak market conditions and the market-related shutdowns at the Canadian sawmills and the strong Canadian dollar. The Canadian dollar averaged US$0.88 in the nine month period of 2006 compared to US$0.82 in the nine month period of 2005.

Shipments declined by 5% the first nine months of 2006 compared to the comparable period of 2005 due to the market-related downtime.

Since the inception of the antidumping duties, the Company has paid $16 million of duties with respect to the export of lumber to the U.S. During the second quarter and separate from the proposed settlement of the softwood trade dispute, the Company received refunds of $3 million related to anti-dumping duties paid in previous years as a result of an administrative review of applicable duty rates. These refunds were recognized as income in the second quarter.

Subsequent to the end of the third quarter, the Canadian government announced that the new Softwood Lumber Agreement with the US government has come into force. Pursuant to the agreement, the Company expects to receive refunds of anti-dumping duties paid in previous years of approximately $10 million. These amounts will be recognized in the consolidated statement of operations as income when their receipt is certain.

Timber Segment
In 2005, the Timber segment included freehold lands in Maine and New Brunswick.

The Company sold its freehold NB Timberlands on January 31, 2006. Fraser Papers sold its Maine timberlands in the second quarter of 2005. Concurrent with the sale of those assets, Fraser Papers secured its long-term fibre requirements through 20 year fibre supply agreements to purchase, at market prices, substantially the same volumes of wood as its historical usage from those timberlands.

	Three months ended		Nine months ended	
US$ MILLIONS	Sept 30 2006	Oct 1 2005	Sept 30 2006	Oct 1 2005
Net sales	$ —	$ 18	$ 4	$ 55
EBITDA(1)	—	2	2	10
Depreciation	—	—	—	1
Capital investments	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the September 30, 2006 financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2005 except as described in Note 4 to the financial statements. The impairment and other charges related to the Smart Papers bankruptcy filing and the closure of the Berlin pulp mill are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors including the outcome of bankruptcy proceedings, settlements and negotiations.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2005.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for our products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "estimate", "possible" "foresee" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are

subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact our business and our future performance are discussed in our Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

North American paper prices increased strongly during the first three quarters of 2006 but momentum appears to be slowing as the impact of previously announced capacity reductions have been absorbed by the market. On a seasonal basis, the fourth quarter also tends to have lower demand particularly around the year end period. However, Fraser Papers expects to benefit from announced price increases in its specialty printing and packaging grades which become effective over the fourth quarter and the beginning of the first quarter of 2007. The Company has scheduled a seven day shutdown at its cogeneration facility in Edmundston, New Brunswick during the fourth quarter which is expected to impact operating costs by $2 million during the quarter as a result of additional maintenance costs and higher oil usage. Improved operating performance at the paper operations of the East Papers complex remains a priority and is expected to partially offset these costs during the upcoming quarter.

In October, a number of South American eucalyptus pulp producers announced price increases for the fourth quarter as a result of strong global demand for hardwood pulp. If successful, these price announcements should support firm pricing for northern bleached hardwood kraft pulp into 2007. The pulp mill in Thurso, Quebec is currently shutdown for annual maintenance and will restart during the week of November 6, 2006. The impact of this shutdown on fourth quarter results is forecast to be $4 million.

Lumber markets are expected to remain weak in the near future due to slower construction activity in the United States and adequate supply. Should prices not improve, it is anticipated that the current closures in effect at the Company's two Canadian sawmills will have to be extended during the fourth quarter. With significant sawmill closures elsewhere in eastern Canada, the Company is closely monitoring the availability and price of sawmill chips used for the production of sulphite pulp at its Edmundston mill.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS		Three months ended Sept 30 2006	Three months ended Oct 1 2005	Nine months ended Sept 30 2006	Nine months ended Oct 1 2005
Earnings (loss)		$ (6)	$ (5)	$ (102)	$ (7)
Add:	Interest expense, net	2	2	5	6
Less:	Income tax recovery	(3)	(7)	(17)	(17)
Less:	Gain on sale of NB Timberlands	—	—	(71)	—
Less:	Gain on sale of Maine Timberlands	—	—	—	(46)
Add:	Losses from Smart Papers	—	—	107	—
Add:	Closure of Berlin pulp mill	—	—	50	—
Add:	Impairment Charges	—	1	—	41
Add:	Other	(1)	(1)	(3)	4
Add:	Depreciation	8	9	24	30
EBITDA		$ —	$ (1)	$ (7)	$ 11

NET DEBT

US$ MILLIONS	As at Sept 30 2006	As at Oct 1 2005
Debt	$ 68	$ 151
Cash and short term-notes	(30)	(83)
Net Debt	$ 38	$ 68

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006

(unaudited)

US$ MILLIONS	As at Sept 30, 2006	As at Dec 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ **30**	$ 75
Accounts receivable	**95**	109
Inventory	**121**	113
Future income taxes	**9**	10
	255	307
Property, plant and equipment		
Paper	**287**	340
Timber *(note 2)*	**—**	19
Other assets *(notes 2 and 4)*	**38**	122
	$ **580**	$ 788
Liabilities and Shareholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ **87**	$ 90
Current debt	**—**	1
	87	91
Long-term debt *(note 7)*	**68**	150
Other liabilities	**54**	55
Future income taxes	**27**	46
Shareholders' equity	**344**	446
	$ **580**	$ 788

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
SEPTEMBER 30, 2006

(unaudited)

US$ MILLIONS, EXCEPT PER SHARE INFORMATION	Three months ended		Nine months ended	
	Sept 30 2006	Oct 1 2005	**Sept 30 2006**	Oct 1 2005
Net sales	**$ 185**	$ 226	**$ 609**	$ 699
Earnings before the following				
Paper	—	(3)	**(9)**	1
Timber	—	2	**2**	10
	$ —	$ (1)	**$ (7)**	$ 11
Gain on sale of NB Timberlands *(note 2)*	—	—	**71**	—
Gain on sale of Maine Timberlands *(note 3)*	—	—	—	46
Losses from Smart Papers *(note 4)*	—	—	**(107)**	—
Closure of pulp mill *(note 5)*	—	—	**(50)**	—
Impairment charges *(note 6)*	—	(1)	—	(41)
Other *(notes 2, 4, 7 and 8)*	**1**	1	**3**	(4)
Interest income	—	1	**3**	3
Interest expense	**(2)**	(3)	**(8)**	(9)
Earnings before depreciation and income taxes	**(1)**	(3)	**(95)**	6
Depreciation	**(8)**	(9)	**(24)**	(30)
Income tax recovery *(note 10)*	**3**	7	**17**	17
Loss	**$ (6)**	$ (5)	**$ (102)**	$ (7)
Loss per share (basic and diluted)	**$(0.21)**	$ (0.16)	**$ (3.46)**	$ (0.23)
Weighted average number of shares (thousands)	***29,510***	*29,510*	***29,510***	*29,799*
Deficit				
Balance, beginning of period	**$ (144)**	$ (21)	**$ (48)**	$ (19)
Loss	**(6)**	(5)	**(102)**	(7)
Balance, end of period	**$ (150)**	$ (26)	**$ (150)**	$ (26)

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
SEPTEMBER 30, 2006

(unaudited)

	Three months ended		Nine months ended	
US$ MILLIONS, EXCEPT PER SHARE INFORMATION	Sept 30 2006	Oct 1 2005	Sept 30 2006	Oct 1 2005
Cash provided by (used for):				
Operating activities				
Loss	$ (6)	$ (5)	$ (102)	$ (7)
Items not affecting cash:				
Depreciation	8	9	24	30
Future income taxes *(note 10)*	(2)	(5)	(18)	(22)
Gain on sale of NB Timberlands *(note 2)*	—	—	(71)	—
Gain on sale of Maine Timberlands *(note 3)*	—	—	—	(46)
Losses from Smart Papers *(note 4)*	—	—	107	—
Closure of pulp mill *(note 5)*	—	—	50	—
Impairment charges *(note 6)*	—	1	—	41
Employment benefits plan expense *(note 9)*	5	4	16	10
Other *(notes 2, 4, 7 and 8)*	—	4	(5)	8
Employment benefit plan funding	(9)	(8)	(30)	(25)
Payments related to Smart Papers *(note 4)*	—	—	(14)	—
Payments related to closure of pulp mill *(note 5)*	—	—	(3)	—
	(4)	—	(46)	(11)
Net change to non-cash working capital balances	(11)	(21)	(6)	(21)
	$ (15)	$ (21)	$ (52)	$ (32)
Investing Activities				
Capital investments	(4)	(5)	(9)	(47)
Investment in lease	—	—	—	(15)
Other	—	1	—	—
Proceeds on sale of NB Timberlands *(note 2)*	—	—	94	—
Proceeds on sale of Maine Timberlands *(note 3)*	—	—	—	78
	$ (4)	$ (4)	$ 85	$ 16
Financing Activities				
Issuance of long-term debt *(note 7)*	—	—	—	185
Repurchase of long-term debt *(note 7)*	—	—	(26)	(75)
Repayment of long-term debt *(note 7)*	—	—	(52)	—
Debenture issue costs *(note 7)*	—	—	—	(5)
Share repurchases	—	—	—	(6)
	$ —	$ —	$ (78)	$ 99
Decrease in cash and cash equivalents	$ (19)	$ (25)	$ (45)	$ 83

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$ MILLIONS

NOTE 1. BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers Inc for the year ended December 31, 2005 except as described in note 4 with respect to the Company's basis of accounting for an equity investment. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2005. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

NOTE 2. SALE OF NB TIMBERLANDS

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At September 30, 2006, the net book value of the investment is less than $1 as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to September 30, 2006, net of distributions. The investment is included in other assets and is estimated to have a fair market value of $30, based on quoted market prices at September 30, 2006. During the nine months year-to-date the Company recognized equity in earnings of Acadian of $2, including earnings of $1 in the third quarter. Those amounts are reflected in Other in the Interim Consolidated Statements of Operations. During the nine months year-to-date, the Company received distributions of $2 from Acadian, including $1 in the third quarter.

The sale of the NB Timberlands resulted in a gain of $71. In accordance with GAAP, the gain on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the NB Timberlands.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

NOTE 3. SALE OF MAINE TIMBERLANDS

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

NOTE 4. LOSSES FROM SMART PAPERS

During the first quarter of 2006, Fraser Papers received notice that Smart Papers LLC and its affiliates ("Smart Papers") had filed for creditor protection under Chapter 11 of the US Bankruptcy Code. As a result, Fraser Papers recorded a charge of $107, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated reserves of $18 related to financial guarantees for operating leases, contracts and landfill operations which were retained by Fraser Papers when it sold its Midwest paper operations to Smart Papers.

During the third quarter, Fraser Papers made payments of less than $1 against the reserves recognized in the first quarter. For the nine months year-to-date, Fraser Papers made $14 of payments against the accruals.

During the quarter, Fraser Papers completed the sale of equipment previously leased to Smart Papers to a third party. The total proceeds of $4, including contingent consideration of $1, are receivable in installments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is certain. During the third quarter of 2006, Fraser Papers received less than $1 of proceeds from the sale.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. As a result of the filing by Smart Papers, Fraser has lost its significant influence over Smart Papers. As a consequence, the Company began accounting for its investment in Smart Papers on a cost basis effective the beginning of 2006 as the Company has not been able to obtain reliable financial information from Smart Papers for any periods subsequent to December 31, 2005.

During the third quarter and the nine months of 2005, Fraser Papers recognized equity losses from Smart Papers of $2 and $4, respectively, which are reflected in Other in the Interim Consolidated Statements of Operations and Statements of Cash Flows.

NOTE 5. CLOSURE OF BERLIN PULP MILL

During the first quarter of 2006, Fraser Papers announced its decision to permanently shut down its pulp mill in Berlin, New Hampshire in the second quarter. As a result of the announcement, Fraser Papers recorded a charge of $50 consisting of impairment in property, plant and equipment and other assets of $47 and various accruals related to severance and closure of $3. During the nine months year-to-date, the Company applied payments and charges of $3 against the accruals.

Subsequent to the end of the third quarter, the Company closed the sale of substantially all remaining assets related to the Berlin pulp mill for net cash consideration of $3. There was no gain or loss on the sale.

NOTE 6. IMPAIRMENT CHARGES

During the second quarter of 2005, the Company performed an impairment review and considered a number of factors which were determined to be indicators that the carrying amount of its pulp mill in Thurso, Quebec, may not be fully recoverable. Based on this review, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill.

During the third quarter of 2005, the Company recognized an impairment charge of $1 related to its Paperboard operations in Edmundston, New Brunswick as the carrying value of the assets exceeded the expected proceeds from the sale of those assets, which was closed in the fourth quarter.

NOTE 7. LONG-TERM DEBT

On March 15, 2005, the Company issued $150 of senior, unsecured notes ("the Notes"). The Notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During the six months ended July 1, 2006, the Company repurchased $30 in principal amount of Notes in the market. The notes were purchased for $26, resulting in a gain of $3, net of a write-down in deferred financing costs of $1. The net gain is reflected in Other in the Statement of Operations.

During the second quarter of 2006, the Company closed its tender offer to repay up to $66 in principal amount of the Notes. The Company repaid $52 of Notes to the public and cancelled $14 of notes held by Fraser Papers. A write-down of deferred financing costs of $1, related to the repayments under the tender offer has been reflected in Other in the Statement of Operations and the Statement of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 of Notes. These Notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

During the quarter and the nine months year-to-date, the Company made interest payments of $2 and $9, respectively (2005 - $6 and $6).

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brookfield under a revolving credit facility. The facility was then cancelled.

NOTE 8. RESTRUCTURING

During the nine months year-to-date, the Company made payments of $3, net of government grants of $1, against the restructuring reserves related to the sale of its Paperboard operations in the fourth quarter of 2005. These restructuring activities are expected to be substantially completed in the fourth quarter of 2006.

During the nine months year-to-date, the Company reversed $1 of restructuring reserves as a result of renegotiation of severance arrangements. In addition, during the nine months year-to-date, the Company recognized restructuring charges of $1 with respect to elimination of certain positions at its operations. These amounts are reflected in Other in the Interim Consolidated Statements of Operations.

NOTE 9. EMPLOYEE BENEFIT COSTS

During the quarter employee benefit plans expenses were $5 (2005 – $4). For the nine months ended September 30, 2006, employee benefit costs for pensions and post retirement benefits totaled $16 (2005 – $10). In 2005, year-to-date amounts included net curtailment gains of $4 related to the sales of assets.

NOTE 10. INCOME TAXES

Interim income tax recovery is calculated based on expected annual effective tax rates.

	Three months ended		Nine months ended	
US$ MILLIONS	**Sept 30 2006**	Oct 1 2005	**Sept 30 2006**	Oct 1 2005
Current tax recovery (expense)	**$ 1**	$ 2	**$ (1)**	$ (5)
Future income tax recovery (expense)	**2**	5	**18**	22
Income tax recovery	**$ 3**	$ 7	**$ 17**	$ 17

Future income tax expense for the third quarter does not include the benefit of $16 relating to net operating losses in the United States.

As at September 30, 2006, Fraser Papers had recorded total valuation allowances of $62 related to certain tax benefits as it is not more likely than not that they will be realized, including $46 related to net operating losses in the US and losses related to Smart Papers.

During the nine month period ended October 1, 2005, future income tax recovery included $5 related to the reversal of a valuation allowance as a result of management determining that it was more likely than not that the benefit of these future income tax assets would be realized in 2005.

Income or income-related taxes paid year-to-date amounted to $1 (2005 – $6).

NOTE 11. COMMITMENTS AND CONTINGENCIES

Hedges

During the nine months year-to-date, Fraser Papers realized a gain of $1 on lumber futures contracts representing approximately 14 million board feet of lumber. These contracts effectively fixed the selling price on a portion of Fraser Papers' lumber production and were designated as hedges of a portion of future lumber sales. At September 30, 2006, there were no contracts outstanding.

Fraser Papers has entered into pulp swaps to deliver 6,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the nine months ended September 30, 2006, Fraser Papers realized a loss of $2 on these contracts. At September 30, 2006 the unrealized loss on the outstanding swaps, which expire in December 2006, is $1.

The Company has entered into forward contracts to fix the exchange rate on certain Canadian dollar cash flows. As at September 30, 2006, the outstanding contracts amounted to $3 and the unrealized gain on these contracts amounted to less than $1.

Other

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). The maximum potential amount of the obligations guaranteed is estimated to be $8.

Softwood Lumber Anti-dumping Duties

Since the inception of the duties the Company has paid $16 on the export of lumber to the U.S. During the second quarter, the Company received refunds of $3 related to anti-dumping duties paid in previous years as a result of an administrative review in the normal course. These refunds were recognized as income in the second quarter.

Subsequent to the end of the third quarter, a new Softwood Lumber Agreement between the US and Canada came into force. Pursuant to the Agreement, the Company expects to receive refunds of anti-dumping duties paid in previous years of approximately $10. The benefit of duties refunded will be recognized in the Consolidated Statements of Operations when their receipt is certain.

NOTE 12. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related parties as a result of Brookfield owning a significant equity position in the Company. Acadian Timber Income Fund is a related party by virtue of the Company's equity holdings in the Fund. Fraser Papers has outsourced the administration of its Crown licences in New Brunswick to the Fund.

Fraser Papers purchases goods and services from Brookfield including, rent, electricity, wood fibre and financial services. During the quarter and the nine months, Fraser Papers purchased approximately $6 and $13, respectively (2005 – $1 and $7, respectively) of goods and services from Brookfield. Included in accounts payable and accrued liabilities is $1 related to these purchases. During the quarter and year-to-date, Fraser Papers sold less than $1 of goods and services to Katahdin Paper Company LLC ("Katahdin"), an affiliate of Brookfield.

During the quarter and the nine months, Fraser Papers earned a management fee of $2 and $6 (2005 – $2 and $6) from Katahdin and $2 is included in accounts receivable at September 30, 2006.

As described in Note 2, Fraser Papers entered into a 20-year Fibre Supply Agreement with Acadian.Total purchases of fibre from the Fund since January 31, 2006 amounted to $23, including $11 purchased in the third quarter. Fraser Papers has continued to provide certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts have been charged for these services. During the nine months, the Company recognized equity in earnings of the Fund of $2 and distributions received from the Fund were $2. During the quarter, the Company recognized equity earnings from the Fund of $1 and distributions amounted to $1.

NOTE 13. SEGMENTED INFORMATION

As a result of the sale of its NB timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principle business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Fraser Papers operates in Canada and the United States.

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending September 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 27, 2006

signed *"Dominic Gammiero"*

Dominic Gammiero
President and Chief Executive Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Peter Gordon, Senior Vice President, Finance and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending September 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: October 27, 2006

signed *"Peter Gordon"*

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer